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ALLISON M. FUMAI allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax

August 17, 2020

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mindy Rotter

Re: VanEck Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Rotter:

Thank you for your telephonic comments with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of the annual reports of the Trust and its separate series (each, a “Fund” and together, the “Funds”) for the periods ended September 30, 2019, November 30, 2019 and December 31, 2019. The Trust has considered your comments and has authorized us to make the responses below.

Comment 1.   Please confirm that there are no components of other accrued expenses that should be separately classified on the Statements of Assets and Liabilities for the following Funds: VanEck Vectors Gaming ETF, VanEck Vectors Retail ETF, VanEck Vectors Video Gaming and eSports ETF, VanEck Vectors Morningstar Durable Dividend ETF, VanEck Vectors Morningstar Global Wide Moat ETF, VanEck Vectors Morningstar International Moat ETF, VanEck Vectors Morningstar Wide Moat ETF, VanEck Vectors Long/Flat Trend ETF (formerly, VanEck Vectors NDR CMG Long/Flat Allocation ETF), VanEck Vectors Africa Index ETF, VanEck Vectors China Growth Leaders ETF (formerly, VanEck Vectors ChinaAMC CSI 300 ETF), VanEck Vectors ChinaAMC SME-ChiNext ETF, VanEck Vectors Egypt Index ETF, VanEck Vectors India Growth Leaders ETF (formerly, VanEck Vectors India Small-Cap Index ETF), VanEck Vectors Indonesia Index ETF, VanEck Vectors Israel ETF, VanEck Vectors Russia Small-Cap ETF, VanEck Vectors Vietnam ETF, VanEck Vectors Agribusiness ETF, VanEck Vectors Coal ETF, VanEck Vectors Oil Refiners ETF and VanEck Vectors Unconventional Oil & Gas ETF.

Response 1. With respect to the Funds listed above, the Trust confirms that there are no components of other accrued expenses that should be separately classified on the Statement of Assets and Liabilities per the requirements defined in Regulation S-X and Generally Accepted Accounting Principles.

Comment 2. With respect to VanEck Vectors Real Asset Allocation ETF, please supplementally explain the increase in the portfolio turnover rate in comparison with the prior year.

Response 2. The Trust informs the Staff supplementally that the increase in the portfolio turnover rate resulted from the changing allocations of the Real Asset Model (as defined in the VanEck Vectors Real Asset Allocation ETF prospectus (the “Prospectus”)) that resulted from the drawdown in the equity markets that commenced in October 2018 and the subsequent recovery. During the drawdown, VanEck Vectors Real Asset Allocation ETF sought to reduce downside risk by allocating 100% of its assets to cash and cash equivalents based on the Real Asset Model. VanEck Vectors Real Asset Allocation ETF subsequently reallocated its assets to ETPs (as defined in the Prospectus) in accordance with the Real Asset Model, which resulted in high portfolio turnover.

Comment 3. With respect to VanEck Vectors Energy Income ETF, the Staff notes that the Fund paid return of capital. Please supplementally confirm that, going forward, a discussion of the expected distribution policy when there has been a distribution of capital will be included in the “Management Discussion” of Fund performance.

Response 3. The VanEck Vectors Energy Income ETF does not have a policy of maintaining a specified level of distribution that requires disclosure of the per share impact to performance in the Management Discussion of Fund Performance. The VanEck Vectors Energy Income ETF distributes only what it receives in distributions from underlying partnerships or common equity investments, which has no impact on performance; the VanEck Vectors Energy Income ETF does not purchase dividends or trade securities to maintain a level of distributions, both which would impact performance. Therefore, while we respectfully acknowledge your comment, we believe the current disclosure in the “Management Discussion” of Fund performance is consistent with the requirements of Form N-CSR. We further note that the VanEck Vectors Energy Income ETF’s distribution policy is properly disclosed in the Notes to Financial Statements.

Comment 4. The Staff notes that the “Principal Risks” for the Funds appear to be alphabetized as opposed to prioritized. In the next update of the registration statement for each Fund, please order the principal risks to prioritize the risks that are most likely to adversely affect the Funds’ net asset value, yield and total return. Please note that after listing the most significant risks to a Fund, the remaining risks may be alphabetized.

Response 4. We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate and consistent with Item 4(b) of Form N-1A.

Comment 5. The Staff notes that certain Funds have been identified in the annual report or registration statement as a non-diversified Fund. However, it appears that certain Funds may be operating as diversified funds. If a Fund has been operating as a diversified fund for more than three years, please confirm that the Fund will receive shareholder approval prior to changing its status back to non-diversified.

Response 5. We hereby confirm that if a Fund has been operating as a diversified fund for more than three years, the Fund will receive shareholder approval prior to changing its status back to non-diversified. Additionally, we note that certain Funds may rely on the Stradley Ronon Stevens & Young, LLP, SEC No Action letter (June 24, 2019).

If you have any questions, please feel free to contact Stephanie Chaung at (212) 698-3827 or me at (212) 698-3526.
Very truly yours,

/s/ Allison M. Fumai
Allison M. Fumai